Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2014

Dated December 2, 2014

TABLE OF CONTENTS

	Annual Information Form	2014 Financial Statements	Management’s Discussion and Analysis[1]

EXPLANATORY NOTES AND CAUTIONS	3
Caution Regarding Forward-Looking Statements	3		29

CORPORATE STRUCTURE	4	Note 28

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three-Year History	4		27-29, 42-57

DESCRIPTION OF THE BUSINESS	5
Business	5	Note 27	27-29, 42-57
Supervision and Regulation in Canada	5		102-103
Supervision and Regulation in the United States	5		102-103
International Supervision and Regulation	6		64-66
Competition	6
Environmental, Social and Governance Issues	7		77

DIVIDENDS	7	Note 20	69

DESCRIPTION OF CAPITAL STRUCTURE	7	Note 20 and 22	64-69
Description of Common Shares	7	Note 20
Description of Preferred Shares	7	Note 20
Certain Conditions of the Class A Preferred Shares as a Class	7	Note 20
Certain Conditions of the Class B Preferred Shares as a Class	8	Note 20
Restraints on Bank Shares under the Bank Act	8
Ratings	9	Note 10

MARKET FOR SECURITIES	10
Trading Price and Volume	10
Prior Sales	11	Note 17

DIRECTORS AND EXECUTIVE OFFICERS	11
Board of Directors	11
Board Committee Members	12
Executive Officers	12
Shareholdings of Directors and Executive Officers	12
Additional Disclosure for Directors and Executive Officers	12

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	13	Note 30

TRANSFER AGENT AND REGISTRAR	13

INTERESTS OF EXPERTS	13	121-122

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION	13
Composition of the Audit and Conduct Review Committee	13
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	14		74

ADDITIONAL INFORMATION	14

APPENDIX I	15

APPENDIX II	22

1  As indicated, parts of the Bank’s Consolidated Financial Statements (“2014 Financial Statements”) and Management’s Discussion and Analysis (“2014 MD&A”) for the fiscal year ended October 31, 2014 are incorporated by reference into this Annual Information Form. The 2014 Financial Statements and the 2014 MD&A are available on SEDAR (www.sedar.com).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

—	all amounts are in Canadian dollars

—	BMO Financial Group, the Bank, BMO®, we, or our means Bank of Montreal and, as applicable, its subsidiaries

—	information is as of October 31, 2014

—	BMO, BMO and the M-bar roundel symbol, BMO Financial Group, BMO Harris, BMO Capital Markets and InvestorLine are trade-marks of Bank of Montreal or one of its subsidiaries

—	DBRS is a registered trade-mark of Dominion Bond Rating Service

—	Standard & Poor’s and S&P are registered trade-marks of Standard & Poor’s Financial Services LLC

—	Moody’s is a registered trade-mark of MIS Quality Management Corp.

—	Fitch is a registered trade-mark of Fitch Inc.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 78 of the 2014 MD&A, and the credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social risk sections starting on page 84 of the 2014 MD&A, which outline in detail certain of these key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section of the 2014 MD&A.

CORPORATE STRUCTURE

Bank of Montreal started business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the Bank Act), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 28 the 2014 Financial Statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries. We incorporate this page by reference. These subsidiaries are incorporated under the laws of the state, province, or country of their head or principal office, except for BMO Harris Financial Advisors, Inc.; BMO Global Capital Solutions, Inc.; BMO Capital Markets Corp.; BMO Harris Financing, Inc.; BMO Financial Corp.; BMO Asset Management Corp.; psps Holdings, LLC; CTC my CFO, LLC; and BMO Capital Markets GKST Inc. Each of these is incorporated in Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

As of July 31, 2014, BMO was the fourth largest chartered bank in Canada in assets, equity, and market capitalization.

On August 1, 2012, the Bank acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. The investment provides an effective vehicle to expand the Bank’s offering to high net worth and institutional clients in China.

On October 15, 2013, the Bank announced the appointment of Franklin J. Techar as Chief Operating Officer, BMO Financial Group effective November 1, 2013. Mr. Techar assumed overall accountability for the Personal & Commercial and Wealth Management businesses, as well as responsibility for associated operational aspects of the Technology & Operations and Marketing functions.

On May 7, 2014, BMO completed the acquisition of F&C Asset Management plc. This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

BMO has had common share buyback programs in place for several years. The 2014-2015 program will expire on January 31, 2015, and as of December 1, 2014, the Bank did not purchase any common shares under the program.

On December 2, 2014, BMO announced its intention, subject to the approval from the Office of the Superintendent of Financial Institutions (Canada) (the Superintendent) and the Toronto Stock Exchange, to initiate a new share buyback for up to 15,000,000 of the Bank’s common shares, commencing on or about February 1, 2015, after the expiry of the 2014-2015 program. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital levels.

For additional information on the general development of BMO’s business and our strategies for the upcoming year, see pages 27 to 29 and 42 to 57 of the 2014 MD&A, which we incorporate here by reference.

This Three-Year History section contains forward-looking statements. Please see the Cautionary Statement on page 3.

DESCRIPTION OF THE BUSINESS

Business

BMO offers a broad range of products and services directly and through Canadian and non-Canadian subsidiaries, offices, and branches. As of October 31, 2014, BMO had more than 12 million customers and approximately 47,000 full-time equivalent employees. The Bank has approximately 1,550 bank branches in Canada and the United States and operates internationally in major financial markets and trading areas through its offices in 21 other jurisdictions, including the United States. BMO Financial Corp. (BFC) (formerly Harris Financial Corp.) is based in Chicago and wholly-owned by Bank of Montreal. BFC operates primarily through its subsidiary BMO Harris Bank N.A., which provides banking, financing, investing, and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through entities, including BMO Nesbitt Burns Inc., a major fully integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (P&C), made up of Canadian P&C and U.S. P&C; Wealth Management; and BMO Capital Markets. Canadian P&C operates across Canada, offering a broad range of products and services, including banking, lending and treasury management. Operating predominately in the U.S. Midwest under the BMO Harris brand, U.S. P&C offers personal and commercial clients banking, lending, and treasury management products and services. Wealth Management serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and services including insurance products. Wealth Management is a global business with an active presence in markets across Canada, the United States, Europe and Asia. BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. These include equity and debt underwriting, corporate lending and project financing, merger and acquisitions advisory services, securitization, treasury management, risk management, debt and equity research, and institutional sales and trading. With approximately 2,400 professionals in 29 locations around the world, BMO Capital Markets works proactively with clients to provide innovative and integrated financial solutions. Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for the Bank.

For additional information regarding BMO’s businesses, see pages 27 to 29 and 42 to 57 of the 2014 MD&A and Note 27 to the 2014 Financial Statements. We incorporate these pages and Note by reference.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act.

Under the Bank Act, a bank can operate its regular banking business as well as some additional activities, such as dealing with real property and various information services. A bank is restricted when it undertakes certain activities, including fiduciary activities, dealing in securities, insurance activities, and personal property leasing. For example, other than for authorized types of insurance, a bank may not offer insurance products through its branch system or bank website.

The Bank Act grants a bank broad power to invest in the securities of other corporations and entities, but limits substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when (1) the bank and entities controlled by the bank beneficially own more than 10% of the voting shares of the body corporate or (2) the bank and entities controlled by the bank beneficially own shares representing more than 25% of the total shareholders’ equity of the body corporate. A bank can have a substantial investment in entities that meet the substantial investment requirements as set out in Part IX of the Bank Act. In certain cases, the Minister of Finance or the Superintendent must approve before making an investment.

The Superintendent is responsible to the Minister of Finance for administering the Bank Act. The Superintendent provides guidelines for disclosing a bank’s financial information. The Superintendent must also examine each bank annually to ensure compliance with the Bank Act and that each bank is in sound financial condition. The Superintendent’s examination report is submitted to the Minister of Finance.

Additional information about supervision and regulation in Canada is under the heading “Legal and Regulatory Risk” on pages 102 and 103 of the 2014 MD&A.

Supervision and Regulation in the United States

In the United States, the activities of Bank of Montreal and its subsidiaries are supervised, regulated, and examined by regulatory and government agencies at the federal and state level. As a foreign bank, Bank of Montreal is subject to various U.S. laws and regulations, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the Federal Reserve), and state banking regulators oversee the Bank of Montreal’s branch and office operations in the United States. The U.S. Securities and Exchange Commission (the SEC), the Financial Industry Regulatory Authority, and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries.

Bank of Montreal and its subsidiaries own two Federal Deposit Insurance Corporation (FDIC) insured depository institutions in the United States. These institutions engage in cash management, fiduciary activities, and commercial and retail banking. They are subject to laws and regulations and examination by the Office of the Comptroller of the Currency (OCC). The Federal Reserve generally needs to approve acquiring (a) more than 5% of voting shares, (b) control, or (c) all (or substantially all) of the assets of a bank holding company, bank, or savings association.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Dodd-Frank Act is

broad in scope and the reforms include heightened consumer protection, regulation of over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), heightened prudential standards, and broader requirements to leverage and risk-based capital. The Dodd-Frank Act rulemaking is ongoing and will take effect over several years, making it difficult to anticipate the overall impact on BMO or the financial services industry as a whole. We monitor continually as this rulemaking evolves to ensure we are well-positioned to respond to and implement changes. We anticipate an increase in regulatory compliance costs and will focus on managing the complexity and breadth of the regulatory changes.

The Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with private investment funds, was finalized in December 2013. The U.S. federal banking agencies, the SEC and the Commodity Futures Trading Commission have confirmed that banking entities, including BMO and certain subsidiaries, have until July 2015 to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

Under the Dodd-Frank Act, most over-the-counter derivatives are now subject to a comprehensive regulatory regime. Certain derivatives are now required to be centrally cleared and traded on an exchange and are subject to reporting and business conduct requirements. National and international regulators are currently considering capital and margin requirements for derivatives.

The Federal Reserve finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit-exposure limits, resolution planning, and credit-exposure reporting.

The OCC has issued guidelines that establish heightened standards for large national banks with average total consolidated assets of US$50 billion or more, including BMO Harris Bank N.A. The guidelines set forth minimum standards for the design and implementation of a bank’s risk governance framework and minimum standards for oversight of that framework by a bank’s board of directors. The framework must ensure the bank’s risk profile is easily distinguished and separate from the parent for risk management purposes. A bank’s board of directors is responsible for informed oversight of, and providing credible challenge to management’s risk management recommendations and decisions.

BMO is currently assessing and preparing for the impact of these rules on how we operate.

Additional information about supervision and regulation in the United States is under the heading “Legal and Regulatory Risk” on pages 102 and 103 of the 2014 MD&A.

This Supervision and Regulation in the United States section contains forward-looking statements. Please see the Cautionary Statement on page 3.

International Supervision and Regulation

Outside Canada and the U.S., each of Bank of Montreal’s branches, agencies and subsidiaries must comply with the regulatory requirements of the country or jurisdiction where it conducts business. In December 2009, the Basel Committee on Banking Supervision published two consultative reform documents entitled Strengthening the resilience of the banking sector and International framework for liquidity risk, measurement, standards and monitoring. The committee also released additional guidance in July and September 2010. The goal of these reforms is to strengthen the banking sector’s capital and liquidity frameworks and to make banks more resilient in periods of stress. Collectively, these new global standards have been referred to as Basel III. Capital rules under Basel III took effect in January 2013. There is additional information on Basel III under the heading “Enterprise-Wide Capital Management—Regulatory Capital and 2014 Regulatory Capital Review” on pages 64 to 66 of the 2014 MD&A, which we incorporate here by reference.

Competition

Canada’s financial services industry is highly competitive. It includes 28 domestic banks and over 50 foreign bank subsidiaries, branches, and lending branches, as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers, and large monoline financial institutions, among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services compares to those of the other four major Canadian banks, and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada as measured by assets, equity, and market capitalization as at July 31, 2014. In North America, we’re the eighth largest bank by assets, twelfth largest by equity, and ninth largest by market capitalization as at June 30, 2014. BMO is the second largest Canadian bank as measured by retail branches in Canada and the United States.

The five major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented by automated banking machines, as well as telephone, internet, and mobile banking systems. Although the major banks offer reasonably similar products and services, they compete on offerings, pricing, service models and technology, as well as entering into partnerships and alliances, in the hope of gaining a strategic advantage and serving customers better. Increased competition is also evident in the drive for scale and operating efficiencies. The industry is considered mature but growing moderately, supported by an overall focus on productivity and technology integration.

Our Canadian P&C banking business is one of the top five in Canada in all core product areas. Canadian P&C serves the financial needs of more than seven million customers and has been particularly successful in commercial lending, with a number two market share for business loans of $25 million and less.

In Canada, Wealth Management competes with domestic banks, trust companies, global private banks, investment counselling firms, and mutual fund companies. Wealth Management’s Canadian businesses have strong brand recognition and market position. Wealth Management has a strong market share in each of its full-service brokerage, online brokerage, and private banking businesses and exchange-traded funds. In fiscal 2014, Global Banking and Finance Review named BMO Best Wealth Management in Canada, 2014. In the United States, Wealth Management competes primarily in U.S. personal wealth and asset management, with our strategic presence in the Chicago and Milwaukee area and in select high-growth wealth markets across the country. On May 7, 2014, BMO completed the acquisition of F&C Asset Management plc, which strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

BMO Capital Markets operates in a highly competitive environment and our businesses face a diverse range of competitors. Its success is based on a stable and integrated North American platform with a complementary international presence; leading expertise and relationships in strategic sectors and providing clients with integrated financial solutions using a full range of products; a unique ability to serve U.S. mid-cap clients; and strong risk management practices.

Competition in the United States is more complex than in Canada, given the market’s size and activity, as well as personal and commercial banking competitors at the community, regional, and national level, plus other financial service providers. U.S. P&C has a significant footprint in eight states, primarily in six neighbouring states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). The banking environment in the U.S. Midwest remains highly competitive and the low interest rate environment continues to be challenging for the banking industry. We are continuing to concentrate on our customer-focused growth strategy and commercial sector expertise to increase our loan and deposit balances in order to strengthen our financial performance, while focusing on cost management to improve efficiency. We expect to deliver growth while still operating within the parameters of our risk appetite and we will continue to actively manage risks and regulatory compliance through a reinforced oversight and control structure.

Consolidation has been underway in the financial services industry in Canada and the United States in recent years. This affects trust companies, mutual fund managers, life insurers, and credit unions. Canadian federal government policy discourages large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. Consolidation could significantly reconfigure the future North American financial services landscape by widening the distinction between players at different levels.

Environmental, Social and Governance Issues

The Bank publishes an Environmental, Social and Governance Report and Public Accountability Statement, outlining how the Bank is addressing environmental, social, and governance issues. This report and other related information is available on the Bank’s website, www.bmo.com, under the heading “Corporate Responsibility.” Additional information about our environmental and social risks are under the heading “Enterprise-Wide Risk Management” beginning on page 77 of the 2014 MD&A.

DIVIDENDS

You can find information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years under the heading “Equity” in Note 20 of the 2014 Financial Statements, which we incorporate here by reference.

We cannot declare dividends on our preferred or common shares if paying those dividends would contravene the capital adequacy, liquidity, or other regulations under the Bank Act. Also, we cannot pay common share dividends unless we have paid all dividends declared and payable on the Bank’s preferred shares or set aside sufficient funds to do so. The Board of Directors determines the amount and payment of future dividends. These depend on the Bank’s operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends, and other factors the Board of Directors finds relevant. You can find information about our dividends and our dividend payout range on page 69 of the 2014 MD&A, which we incorporate here by reference.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of our common and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 64 to 69 of the 2014 MD&A and Notes 20 and 22 of the 2014 Financial Statements. We incorporate those pages and Notes that apply by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to:

(i)	Vote at all Bank shareholders meetings, except for meetings where only holders of a specified class or series of shares are entitled to vote.

(ii)	Receive dividends as and when declared by the Board of Directors, subject to the preference of the Bank’s holders of preferred shares.

(iii)	Receive the remaining property of the Bank if it is liquidated, dissolved, or wound up, only after paying the Bank’s holders of preferred shares and paying all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class A Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide. As of December 1, 2014, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank equally to all other series of Class A and Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, we need approval from the holders of Class A Preferred Shares to create any other class of shares with equal or superior rank to Class A Preferred Shares. Shareholders must give this approval as set out below in “Shareholder Approvals.” The Bank Act and other laws may also require other forms of approval.

We do not require shareholder approval to create or issue additional Class A Preferred Shares or shares of equal rank if, on the date they are created or issued, we have declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class A Preferred Shares, including for the most recently completed fiscal period.

Voting Rights

The holders of the Class A Preferred Shares can only vote as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class A Preferred Shares can approve a resolution if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class A Preferred Shares is represented, or if no quorum is present at such a meeting, at any adjourned meeting at which no quorum requirements apply.

Certain Conditions of the Class B Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class B Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide.

The Class B Preferred Shares of each series rank equally to all the other series of Class B and Class A Preferred Shares, are entitled to preference over the common shares and any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, we need approval from holders of Class B Preferred Shares to create any other class of shares with equal or superior rank to Class B Preferred Shares. The Bank Act or other laws may also require other forms of approval.

We do not require shareholder approval to create or issue additional Class B Preferred Shares or shares of equal rank if, on the date they are created or issued, we have declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class B Preferred Shares, including for the most recently completed fiscal period. As of December 1, 2014, there were no outstanding Class B Preferred Shares with the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class B Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class B Preferred Shares is represented, or if no quorum is present at such meeting, at an adjourned meeting at which no quorum requirements apply.

Contingent Conversion of Certain Series of Class B Preferred Shares

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 27, Class B Preferred Shares Series 29 and Class B Preferred Shares Series 31 will immediately and automatically be converted into common shares of the Bank. The number of common shares into which such Class B Preferred Shares would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class B Preferred Shares.

Restraints on Bank Shares under the Bank Act

The Bank Act restricts the beneficial ownership of shares of a bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more, which applies to the Bank. A major shareholder is defined as a person, or group of persons under common control or acting jointly or in concert, that beneficially owns more than 20 per cent of any class of voting shares or more than 30 per cent of any class of non-voting shares of the bank.

In addition, no person may have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance. A person has a significant interest in a class of shares of a bank when the person, or group of persons under common control or acting jointly or in concert, beneficially owns more than 10% of any class of shares of the bank.

Governments and their agents are also restricted from acquiring shares of a bank, except for certain cases that require the Minister of Finance’s consent.

Ratings

The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current as of October 31, 2014.

	DBRS		S&P		Moody’s		Fitch
	Rating	Rank[1]	Rating	Rank	Rating	Rank	Rating	Rank

Short-term instruments	R-1 (high)	1 of 6	A-1	1 of 7	P-1	1 of 4	F1+	1 of 6
Deposits & senior debt	AA	2 of 10	A+	3 of 10	Aa3	2 of 9	AA-	2 of 10

Subordinated debt	AA (low)/ A (low) [2]	2&3 of 10	BBB+/BBB[4]	4 of 10	A3/Baa1[5]	3&4 of 9	A+	3 of 10
Preferred shares	Pfd-2 (high)/ Pfd-2[3]	2 of 6	BBB-/BB+[4] P-2 (low)/P-3 (high)	3&4 of 9 2&3 of 8	Baa2[5]	4 of 9	N/A	N/A

Trend/Outlook	Stable	--	Negative	--	Negative	--	Stable	--

Notes: 1  Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

2  DBRS rating on subordinated debt is AA(low), non-viability contingent capital or NVCC subordinated debt is A(low).

3  DBRS rating on non-cumulative preferred shares is Pfd-2(high) and rating on NVCC preferred shares is Pfd-2

4  S&P’s rating on legacy subordinated debt is BBB+ and NVCC subordinated debt is BBB. Legacy preferred shares are rated BBB- and NVCC preferred shares are rated BB+ on the global preferred share scale and rated P-2(low) and P-3 (high), respectively, on the Canadian preferred share scale.

5  Moody’s rating on legacy subordinated debt is A3, NVCC subordinated debt is rated Baa1. Both legacy and NVCC preferred shares are rated Baa2 by Moody’s.

A definition of the categories of each rating as of December 1, 2014 from each rating agency’s website is outlined in Appendix II. Further information may be obtained from the applicable rating agency. On June 11, 2014 Moody’s affirmed the long-term ratings and changed the outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of BMO and six other large Canadian banks in light of previously announced plans by the Canadian government to implement a bail-in regime for domestic systemically important banks. On August 8, 2014 S&P affirmed the long-term and short-term issuer credit ratings of BMO and revised its outlook on BMO and five other Canadian banks to negative from stable reflecting the possible impact of a bail-in policy proposal from the Canadian federal government released on August 1, 2014.

The credit ratings that external rating agencies assign to some of our securities are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows the Bank to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 of the 2014 Financial Statements.

Credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.

As usual, the Bank paid fees to credit rating agencies to obtain its credit ratings. The Bank may also pay fees for other services from credit rating agencies in the ordinary course of business.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the trading symbol BMO. The outstanding preferred shares of the Bank are listed on the TSX with the following trading symbols: BMO.PR.J for the Class B Preferred Shares Series 13, BMO.PR.K for the Class B Preferred Shares Series 14, BMO.PR.L for the Class B Preferred Shares Series 15, BMO.PR.M for the Class B Preferred Shares Series 16, BMO.PR.R for the Class B Preferred Shares Series 17, BMO.PR.P for the Class B Preferred Shares Series 23, BMO.PR.Q for the Class B Preferred Shares Series 25, BMO. PR.S for the Class B Preferred Shares Series 27, BMO.PR.T for the Class B Preferred Shares Series 29, and BMO. PR.W for the Class B Preferred Shares Series 31. The following tables set out the reported high and low trading prices in Canadian dollars and the trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the given periods. Prices are based on the reported data from the TSX Historical Data Access.

	BMO Common Shares	PR.J Series 13	PR.K Series 14	PR.L Series 15	PR.M Series 16	PR.R Series 17	PR.N Series 18[1]	PR.O Series 21[2]	PR.P Series 23	PR.Q Series 25	PR.S Series 27	PR.T Series 29	PR.W Series 31
November 2013
- High Price ($)	71.76	25.79	26.20	26.63	25.30	25.22	25.35	25.65	26.54	24.85
- Low Price ($)	69.51	25.50	25.69	26.14	24.60	24.99	25.16	25.45	26.07	24.30	--	--	--
- Volume	22,830,347	333,274	74,825	391,897	117,802	939,048	186,200	159,487	173,192	184,389
December 2013
- High Price ($)	71.27	25.61	26.24	26.43	25.30	25.29	25.36	25.71	26.29	24.65
- Low Price ($)	65.67	25.20	25.86	26.23	24.79	25.14	25.23	25.40	25.88	24.12	--	--	--
- Volume	34,578,136	142,216	80,325	152,092	127,373	389,045	187,112	191,164	235,056	157,803
January 2014
- High Price ($)	70.36	25.59	26.17	26.44	25.43	25.20	25.46	25.67	26.63	24.90
- Low Price ($)	66.06	25.14	25.50	26.04	24.55	24.79	24.97	25.16	25.65	24.14	--	--	--
- Volume	31,104,338	193,398	74,110	93,541	128,456	301,980	323,032	164,126	131,123	163,351
February 2014
- High Price ($)	71.49	25.64	26.11	26.24	25.05	24.90	25.03	25.39	26.13	24.62
- Low Price ($)	65.12	25.19	25.55	26.03	24.64	24.60	24.96	25.20	25.66	24.07	--	--	--
- Volume	26,317,290	275,376	66,367	167,603	296,185	408,311	20,579	233,815	448,445	135,485
March 2014
- High Price ($)	72.16	25.89	26.21	26.35	25.34	24.92		25.39	26.08	24.70
- Low Price ($)	69.58	25.50	26.01	26.11	24.99	24.76	--	25.29	25.88	24.44	--	--	--
- Volume	27,085,036	338,203	45,558	89,508	228,212	358,623		355,307	296,238	179,969
April 2014
- High Price ($)	74.48	26.09	26.36	26.58	25.65	25.38		25.42	26.17	24.92	25.59
- Low Price ($)	71.40	25.71	26.00	26.21	25.21	24.85	--	24.99	25.75	24.54	25.31	--	--
- Volume	23,298,987	486,377	65,722	213,424	128,990	136,245		229,982	92,775	277,822	2,391,736
May 2014
- High Price ($)	75.99	26.12	26.15	26.88	25.87	25.22		25.00	26.40	25.25	25.79
- Low Price ($)	72.88	25.56	26.00	26.37	24.90	24.91	--	24.98	25.56	24.40	25.12	--	--
- Volume	16,673,578	245,677	63,323	172,289	237,065	188,992		78,803	205,123	305,206	1,522,640
June 2014
- High Price ($)	77.37	25.91	26.17	26.69	25.34	25.34			25.72	24.70	25.60	25.35
- Low Price ($)	74.58	25.57	26.01	26.45	24.90	24.88	--	--	25.50	24.30	25.10	24.90	--
- Volume	23,106,988	84,724	91,573	65,056	88,513	85,385			173,962	136,435	365,768	2,167,368
July 2014
- High Price ($)	81.41	25.93	26.20	26.65	25.48	25.55			26.11	25.15	25.84	25.52	25.05
- Low Price ($)	76.97	25.60	25.85	26.12	25.25	25.12	--	--	25.45	24.51	25.25	25.15	24.95
- Volume	20,771,437	159,688	498,150	76,401	75,449	35,450			225,599	141,717	1,355,629	1,197,289	1,799,890
August 2014
- High Price ($)	83.01	25.79	26.04	26.45	25.39	25.54			25.59	24.99	25.64	25.39	25.15
- Low Price ($)	77.84	25.60	25.77	26.12	25.21	25.20	--	--	25.18	24.72	25.33	25.18	24.95
- Volume	24,511,809	79,427	29,808	67,733	56,696	31,087			105,040	155,219	365,226	241,445	1,530,276
September 2014
- High Price ($)	84.90	25.90	26.10	26.40	25.45	25.61			25.63	24.95	25.48	25.35	25.15
- Low Price ($)	80.68	25.70	25.87	26.25	25.10	25.37	--	--	25.45	24.41	25.25	25.20	25.05
- Volume	24,612,353	128,285	77,017	67,370	173,917	94,691			87,915	263,186	132,535	514,901	614,532
October 2014
- High Price ($)	82.37	25.81	26.13	26.56	25.60	25.73			25.65	24.70	25.80	25.56	25.36
- Low Price ($)	75.68	25.56	25.74	26.10	25.35	25.41	--	--	25.32	24.23	25.21	25.15	24.98
- Volume	29,573,494	108,446	331,514	166,850	118,557	45,350			132,284	72,072	359,820	549,728	695,606

1 On February 25, 2014, the Bank redeemed all of its $150,000,000 outstanding Class B Preferred Shares Series 18.

2 On May 25, 2014, the Bank redeemed all of its $275,000,000 outstanding Class B Preferred Shares Series 21.

Prior Sales

From time to time, the Bank issues principal at risk notes. The Bank did not issue any shares or subordinated indebtedness not listed or quoted on a marketplace in fiscal 2014. For a list of all outstanding subordinated indebtedness of the Bank, see Note 17 to the 2014 Financial Statements.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As of December 1, 2014, the following were directors of the Bank.

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE
Robert M. Astley Corporate Director	Waterloo, Ontario Canada	October 26, 2004
Jan M. Babiak Corporate Director	Franklin, Tennessee USA	October 23, 2012
Sophie Brochu President and Chief Executive Officer Gaz Métro Inc., a natural gas distributor	Bromont, Québec Canada	March 22, 2011
George A. Cope President and Chief Executive Officer BCE and Bell Canada, communications companies	Toronto, Ontario Canada	July 25, 2006
William A. Downe Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	March 1, 2007
Christine A. Edwards Partner Winston & Strawn LLP, a law firm	Lake Forest, Illinois U.S.A.	August 1, 2010
Ronald H. Farmer Managing Director Mosaic Capital Partners, a holding company	Markham, Ontario Canada	November 25, 2003
Eric R. La Flèche President and Chief Executive Officer Metro Inc., a food and pharmaceutical retailer and distributor	Mount Royal, Québec Canada	March 20, 2012
Bruce H. Mitchell President and Chief Executive Officer Permian Industries Limited, a management and holding company	Toronto, Ontario Canada	August 17, 1999
Philip S. Orsino, O.C., F.C.A. President and Chief Executive Officer Brightwaters Strategic Solutions Inc., a consulting and advisory services company	Toronto, Ontario Canada	July 1, 1999
Dr. Martha C. Piper, O.C., O.B.C. Corporate Director	Vancouver, British Columbia Canada	July 25, 2006
J. Robert S. Prichard, O.C., O.Ont. Chairman of the Board Bank of Montreal and Chair of Torys LLP, a law firm	Toronto, Ontario Canada	July 18, 2000
Don M. Wilson III Corporate Director	Greenwich, Connecticut U.S.A	March 28, 2008

A Director of the Bank holds office until the next Annual Meeting of Shareholders or until a successor is elected or appointed, unless their seat is vacated before they can do so.

Since November 1, 2009, the directors have held the principal occupations above, or other positions with the same, predecessor, or associated firms except for Ms. Babiak, who before December, 2009, was Managing Partner at Ernst & Young LLP; Mr. Orsino, who before April, 2014, was the President and Chief Executive Officer of Jeld-Wen Inc. and before August, 2011, was a corporate director; and Mr. Prichard, who before August, 2010, was President and Chief Executive Officer of Metrolinx.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit and Conduct Review Committee: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Ronald Farmer, and Bruce Mitchell.

Governance and Nominating Committee: Martha Piper (Chair), Christine Edwards, Ronald Farmer, Philip Orsino, Robert Prichard, and Don Wilson III.

Human Resources Committee: Ronald Farmer (Chair), Robert Astley, George Cope, Martha Piper, Robert Prichard, and Don Wilson III.

Risk Review Committee: Don Wilson III (Chair), Robert Astley, Jan Babiak, Christine Edwards, Eric La Flèche, and Robert Prichard.

Executive Officers

At December 1, 2014, the following were executive officers of the Bank:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
William A. Downe	Chief Executive Officer	Toronto, Ontario Canada
Jean Michel Arès	Chief Technology and Operations Officer	Alpharetta, Georgia U.S.A.
Christopher Begy	U.S. Country Head and Chief Executive Officer, BMO Financial Corp.	Chicago, Illinois U.S.A.
Simon A. Fish	General Counsel	Toronto, Ontario Canada
Thomas E. Flynn	Chief Financial Officer	Toronto, Ontario Canada
Cameron Fowler	Group Head, Canadian Personal and Commercial Banking	Toronto, Ontario Canada
Mark F. Furlong	Group Head, U.S. P&C Banking and Chief Executive Officer, BMO Harris N.A. (Chicago)	Chicago, Illinois U.S.A.
Gilles G. Ouellette	Group Head, Wealth Management	Toronto, Ontario Canada
Surjit Rajpal	Chief Risk Officer	Winnetka, Illinois U.S.A.
Joanna Rotenberg	Chief Marketing Officer and Head of Strategy	Toronto, Ontario Canada
Richard Rudderham	Chief Human Resources Officer	West Vancouver, British Columbia Canada
Franklin J. Techar	Chief Operating Officer	Toronto, Ontario Canada
Darryl White	Group Head, BMO Capital Markets	Toronto, Ontario Canada

All executive officers named above have held their present positions or other senior positions with Bank of Montreal or its subsidiaries for the past five years, except for Mr. Arès, who before April 2010, was Senior Vice-President and Chief Information Officer at The Coca-Cola Company, Mr. Furlong, who before July 2011, was Chief Executive Officer of Marshall & Ilsley Corporation, and Ms. Rotenberg, who before July 2010 was a principal at McKinsey & Company.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as of October 31, 2014, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 699,107 Bank of Montreal’s common shares, representing approximately 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at December 2, 2014, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at December 2, 2014, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before December 2, 2014, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

Except for the following:

Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA.

To the Bank’s knowledge, none of our directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 30 of the 2014 Financial Statements.

In the ordinary course of business, certain subsidiaries of the Bank are assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada. This agent has transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC in London, England and Computershare Trust Company, N.A. in Golden, Colorado are registrars and transfer agents for common shares.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, who have prepared the Shareholders’ Auditors’ Reports on pages 121 and 122 of the 2014 Financial Statements. KPMG LLP have confirmed that they are independent with respect to the Bank and within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Bank under all relevant United States professional and regulatory standards.

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION

Composition of the Audit and Conduct Review Committee

The following five members make up the Bank’s Audit and Conduct Review Committee: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Ronald Farmer, and Bruce Mitchell. The Committee’s responsibilities and duties are set out in the Committee’s charter. We include the charter in Appendix I to this Annual Information Form.

The Board of Directors believes that the members of the Audit and Conduct Review Committee reflect a high level of financial literacy and expertise. Each member of the Audit and Conduct Review Committee is “independent” and “financially literate” according to the definitions under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, the Board considers Mr. Orsino and Ms. Babiak “Audit Committee Financial Expert[s]” as defined under United States securities laws. The Board bases these decisions on each Committee member’s education and experience. The following paragraphs describe the relevant education and experience of each Committee member:

Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Chartered Professional Accountants. He is the President and Chief Executive Officer of Brightwaters Strategic Solutions Inc., a consulting and advisory services company. He was formerly the President and Chief Executive Officer of Jeld-Wen Inc., a global integrated manufacturer of building products until April 2014, and was also formerly the President and Chief Executive Officer of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and received the 2003 Canada’s Outstanding CEO of the Year Award.

Ms. Babiak holds a B.B.A. in accounting from the University of Oklahoma and an M.B.A. from Baldwin Wallace University. She is a Chartered Accountant in the United Kingdom and a Certified Public Accountant in the United States. Ms. Babiak serves on the boards of other public and private companies and was formerly a Managing Partner at Ernst & Young LLP.

Ms. Brochu is a graduate in economics from Université Laval and is the President and Chief Executive Officer of Gaz Métro, part of Valener Inc., a publicly traded company. Ms. Brochu also serves on the board of another Canadian public company.

Mr. Farmer holds a B.A. and an M.B.A. from The University of Western Ontario. He is Managing Director of Mosaic Capital Partners, a holding company with interests in several private companies. Before joining Mosaic in 2003, Mr. Farmer spent 25 years with McKinsey & Company, including acting as Managing Partner of the Canadian practice from 1991 to 1997. He currently serves on the boards of several public and private companies.

Mr. Mitchell holds a B.Sc. from Queen’s University and an MBA from Harvard University and is the founder, President and Chief Executive Officer of Permian Industries Limited, a management and holding company. He has served on the boards of several public and private companies, Queen’s University. The Canadian Institute for Advanced Research and UNICEF Canada.

Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees

For information about the fees paid to KPMG LLP, in the years ended October 31, 2014 and 2013, and the related pre-approval policies and procedures, see page 74 of the 2014 MD&A.

ADDITIONAL INFORMATION

You can find additional information about Bank of Montreal on the Bank’s web site at www.bmo.com/investorrelations, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC’s web site at www.sec.gov/edgar.

Our proxy circulars contain more information, including directors’ and executive officers’ compensation, debt, and shareholdings under equity compensation plans. The most recent circular is dated February 7, 2014, in connection with the Bank’s Annual Meeting of Shareholders on April 1, 2014 (the 2014 Proxy Circular). We expect the next proxy circular to be dated as of February 6, 2015, in connection with the Bank’s Annual Meeting of Shareholders on March 31, 2015 (the 2015 Proxy Circular).

The 2014 Financial Statements and the 2014 MD&A for the fiscal year ended October 31, 2014 provide additional financial information.

You can get copies of this Annual Information Form, as well as copies of the 2014 Financial Statements, the 2014 MD&A, the Bank’s 2014 Annual Report, and the 2014 Proxy Circular (after we have mailed these documents to shareholders) from:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416 867 6785

Fax: 416 867 6793

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries.

PART I MANDATE

The Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management;

(v)	significant auditing and financial reporting issues and the method of resolution; and

(vi)	tax and tax planning matters that are material to the financial statements.

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval;

1.1.4	reviewing the types of information to be provided and types of presentations to be made to rating agencies and analysts (if any) relating to earnings guidance, and

1.1.5

satisfying itself that adequate procedures are in place for the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee.

1.2	Internal Controls

1.2.1

reviewing and approving the Bank’s Internal Control Corporate Policy and overseeing the design, implementation, maintenance and effectiveness of the Bank’s internal controls, including those related to the prevention, identification and detection of fraud and reviewing and monitoring other Bank Corporate Policies as the Committee considers appropriate;

1.2.2	requiring management to design, implement, and maintain appropriate internal control procedures;

1.2.3	reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.4	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.5

reviewing and discussing reports from management and the Chief Auditor as to the identification of any significant deficiencies or material weaknesses in the design or operation of the Bank’s internal control, risk management, and governance systems and processes, including controls over financial reporting and reviewing any recommendations, as well as remediation plans, including the status of remediation plans implemented by management to rectify any such deficiencies identified; and discussing whether similar or related deficiencies may exist elsewhere in the Bank; and

1.2.6	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1

overseeing and reviewing at least annually the overall internal audit function, its resources and independence, and reviewing and approving the annual audit plan, including assurance that the audit plan is risk-based and encompasses the appropriate coverage of the enterprise, audit cycle requirements, and provides a basis for reliance by the Committee;

1.3.2	reviewing and approving the Bank’s Corporate Audit Mandate Corporate Policy setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3

reviewing, and jointly with the Human Resources Committee, recommending to the Board, the appointment, re-assignment or dismissal of the Chief Auditor, as required; and annually assessing the effectiveness of the Chief Auditor, in conjunction with the Human Resources Committee, and reviewing and approving his or her mandate;

1.3.4

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of this function and assessing its effectiveness having regard to its role as an independent control function; and

1.3.5	reviewing the results of periodic independent reviews of the Corporate Audit function;

1.3.6	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.7	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.8	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the quality, independence, objectivity and professional skepticism of the Shareholders’ Auditors and the lead auditor;

1.4.2

annually reviewing the performance of the Shareholders’ Auditors including assessing their effectiveness and quality of service, to facilitate an informed recommendation on re-appointment of the Shareholders’ Auditors and, every 5 years, performing a comprehensive review of the performance of the Shareholders’ Auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism;

1.4.3	reviewing Shareholders’ Auditors’ audit findings reports with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the quality of the financial statements;

(ii)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(iii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses in respect thereof, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iv)	any concerns expressed by the Shareholders’ Auditors related to accounting and auditing matters, including the risk of material misstatements;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(vi)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management, and advising the Board of these matters as considered appropriate;

1.4.4	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.5	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.6	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.7

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities including the Canadian Public Accountability Board and the Public Company Accounting Oversight Board, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) the delineation of all relationships between the Shareholders’ Auditors and the Bank;

1.4.8	reviewing any notices required to be delivered to the Committee by the Shareholders’ Auditors and taking such action and making recommendations to the Board as appropriate;

1.4.9	reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan, including assurance that the audit plan is risk-based and appropriately addresses the risks of material misstatement, as well as any change in the materiality level used by the Shareholders’ Auditors, and total fees payable and making recommendations to the Board as appropriate;

1.4.10	requiring the Shareholders’ Auditors to confirm annually, in writing, that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.11	reviewing and approving the Bank’s Auditor Independence Corporate Policy;

1.4.12	pre-approving all audit services and permitted non-audit services by the Shareholders’ Auditors; and

1.4.13	reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation.

1.5	Finance, Legal and Regulatory Compliance Functions

1.5.1

reviewing and, jointly with the Human Resources Committee, recommending to the Board the respective appointment, re-assignment or dismissal of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, as required; and annually assessing, in conjunction with the Human Resources Committee, the effectiveness of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, and reviewing and approving their respective mandates;

1.5.2

reviewing and recommending to the Board the appointment, re-assignment or dismissal of the Chief Anti-Money Laundering Officer, as required; and annually assessing the effectiveness of the Chief Anti-Money Laundering Officer, and reviewing and approving his or her mandate;

1.5.3

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the finance, legal and compliance, and anti-money laundering functions and assessing their effectiveness having regard to their respective roles as independent control functions;

1.5.4	reviewing the results of periodic independent reviews of the finance and compliance functions; and

1.5.5	reviewing and overseeing the status of remediation plans implemented by management to rectify any deficiencies identified.

1.6	Financial Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing investments or transactions that could adversely affect the wellbeing of the Bank which the Shareholders’ Auditors or any officer of the Bank may bring to the Committee’s attention.

1.7	Legal and Regulatory Compliance

1.7.1	reviewing and approving the Legal and Regulatory Compliance Risk Management Corporate Policy;

1.7.2

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s enterprise compliance program and the results of related monitoring and oversight activities;

1.7.3	reviewing an annual report on significant litigation matters and reviewing quarterly any material developments;

1.7.4	reviewing and approving the Bank’s Anti-Money Laundering and Terrorist Financing Program framework, including key policies and any significant amendments;

1.7.5	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering/Anti-Terrorist Financing Program;

1.7.6	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.7	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct, Sustainability and Ethics

1.8.1

reviewing and recommending for Board approval, FirstPrinciples, the Bank’s Code of Business Conduct and Ethics and reviewing and approving the Bank’s Disclosure, Anti-Corruption and Anti-Money Laundering and Terrorist Financing Policies;

1.8.2	approving any exceptions from FirstPrinciples, as appropriate;

1.8.3	reviewing reports to the Committee relating to employee conduct;

1.8.4

reviewing procedures for the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal control over financial reporting or auditing matters; and the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;

1.8.5	reviewing quarterly reports relating to employee concerns received through the Office of the Ombudsman;

1.8.6	reviewing reports to the Committee on environmental, social and governance issues;

1.8.7

reviewing any “up the ladder” report received by the Committee in accordance with written procedures adopted by the Committee. The Bank’s “up the ladder” procedure, adopted by the Bank’s Legal Group, sets out reporting protocols that comply with s.307 of the Sarbanes Oxley Act of 2002 for the Bank’s lawyers in the event of a material violation of certain laws; and

1.8.8	determining the necessity of, and overseeing any, investigations in connection with any “up the ladder” report.

1.9	Self Dealing

1.9.1	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;

1.9.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.9.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.9.4	reviewing reports to the Committee on related and affected party transactions.

1.10	Conflicts of Interest and Confidential Information

1.10.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.10.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information;

1.10.3	reviewing and approving the Bank’s Disclosure Corporate Policy;

1.10.4	reviewing reports to the Committee relating to the use and disclosure of customer and employee information; and

1.10.5	overseeing the Bank’s compliance with privacy legislation.

1.11	Consumer Protection Measures and Complaints

1.11.1

overseeing the Bank’s procedures to make disclosure of information to Bank customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada), and the Insurance Companies Act (Canada);

1.11.2	overseeing the Bank’s procedures for dealing with complaints;

1.11.3	reviewing the annual report of the Office of the Ombudsman on complaint resolution;

1.11.4	overseeing the Bank’s procedures for complying with obligations imposed by the Financial Consumer Agency of Canada and applicable U.S. regulatory agencies; and

1.11.5	reviewing reports to the Committee relating to disclosure of information to customers and complaints.

1.12	Aircraft and Chief Executive Officer Expense Accounts

1.12.1	reviewing and approving, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.12.2	the chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Each member of the Committee will be Financially Literate (or be willing and able to acquire the necessary knowledge within a reasonable period of time) and the Committee will have at least one Audit Committee Financial Expert. Members of the Committee will not serve on more than three public company audit committees without the approval of the Board.

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

2.1.4

In addition to any orientation provided by the Governance and Nominating Committee, the chair of the Committee will provide orientation to new members of the Committee with respect to their duties and responsibilities as members of the Committee.

2.1.5	The Committee may invite other directors to attend Committee meetings or otherwise provide input as needed to acquire additional specific skills as required to carry out its mandate.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair of the Committee will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, the Chief Auditor, the General Counsel and the Shareholders’ Auditors, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered together with such other materials as the chair determines necessary, to each member of the Committee at least 48 hours prior to the meeting. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the Bank’s Corporate Secretary.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of the Shareholders’ Auditors and the Chief Auditor, and as appropriate with management including the Chief Financial Officer, the General Counsel, the Chief Compliance Officer and the Chief Anti-Money Laundering Officer.

3.1.7	The Committee will meet at the end of each meeting with only members of the Committee present.

3.1.8

The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or the Shareholders’ Auditors or any other person, as appropriate, to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate and will have such decision-making authority as the Board may determine from time to time. The Committee will approve the report of the Committee to be included in the Bank’s Management Proxy Circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the report required to be submitted by the Board to OSFI within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank and the Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

The Committee will ensure that an annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions;

acquired through any one or more of the following:

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.

“Auditor Independence Policy” means the Bank’s Auditor Independence Policy that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit and Conduct Review Committee of the Board of Directors of Bank of Montreal.

“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	DBRS Limited (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. The R-1(high) rating assigned to the Bank’s short-term instruments is the highest of six rating categories; this rating is of the highest credit quality and the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The AA rating assigned to the Bank’s deposits and senior debt and AA (low) rating assigned to its subordinated debt are the second highest of the ten rating categories. NVCC subordinated debt is assigned a rating of A(low), the third highest of 10 categories. Long-term financial obligations rated AA are of superior credit quality and capacity for the payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated A are of good credit quality and capacity for payment is considered substantial, but of lesser credit quality than AA, and may be vulnerable to future events but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-2(high) rating is assigned to the Bank’s non-NVCC preferred shares and Pfd-2 rating is assigned to NVCC preferred shares. The Pfd-2 rating is the second highest of six rating categories. It indicates that the preferred shares are of satisfactory credit quality.

Rating trends provide guidance in respect of DBRSs opinion regarding outlook for the rating in question.

The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.

(b)	Standard & Poor’s (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The A-1 rating assigned to the Bank’s short-term instruments is the highest of seven rating categories for short-term debt and indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the following considerations: likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A+ rating assigned to the Bank’s long-term deposits and senior debt is the third highest of ten categories for long-term issue credit ratings. The BBB+ rating assigned to the Bank’s non-NVCC subordinated debt issues and BBB rating assigned to its NVCC subordinated debt issues rank as the fourth highest of ten categories. An obligation rated in the BBB category indicates that the obligation exhibits adequate protection parameters, however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

An S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. The Bank’s non-NVCC preferred shares have been assigned a rating of BBB- on S&P’s global rating scale and a P-2(low) rating on S&P’s Canadian national scale for preferred shares. The Bank’s NVCC preferred shares have been assigned a rating of BB+ on S&P’s global rating scale and a P-3(high) rating on S&P’s Canadian national scale for preferred shares. The BBB and BB rating categories are the third and fourth highest, respectively, of the nine categories on the global preferred share scale. The P-2 and P-3 rating categories are the second and third highest of the eight categories, respectively, on the Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.

A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action.

A “Negative” rating outlook means that a rating may be lowered.

(c)	Moody’s Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term debt, long-term debt and preferred shares.

Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Aa3 rating assigned to the Bank’s deposits and senior debt is the second highest of nine rating categories. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. The Bank’s non-NVCC subordinated debt is assigned a rating of A3 and NVCC subordinated debt is assigned a rating of Baa1, the third and fourth highest, respectively, of nine rating categories. Obligations rated in the A category are judged to be of upper-medium grade and subject to low credit risk. Obligations rated in the Baa category are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The Baa2 rating assigned to the Bank’s non-NVCC and NVCC preferred shares is the fourth highest of nine categories. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s Issuer Ratings are opinions of the ability of entities to honour senior unsecured financial counterparty obligations and contracts.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term.

The rating outlook designation of “Negative” indicates a higher likelihood of a rating change over the medium-term.

(d)	Fitch

Fitch has different rating scales for short-term debt and deposits, senior debt and subordinated debt.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. The F1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt, respectively, are the second and third highest of 10 rating categories for long-term debt, respectively. “AA” ratings denote expectations of very low default risk and indicate very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. “A” ratings denote expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by adding the modifiers “+” or “-” to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one-to-two year period.

The “Stable” rating outlook means that the rating is not likely to change over a one to two-year period.